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Exhibit 20.1

Packaging Corporation of America Announces Results of Consent Solicitation Relating to its 9 5/8% Senior Subordinated Notes Due 2009

        LAKE FOREST, Ill.—July 7, 2003—Packaging Corporation of America (NYSE: PKG) announced today that, as of 5:00 p.m. New York City time, on July 7, 2003 (the "Consent Time"), it had received the consents necessary to adopt proposed amendments to the indenture under which its 9 5/8% Series B Senior Subordinated Notes due 2009 (CUSIP No. 695156AD1, the "Notes") were issued.

        PCA commenced a tender offer on June 23, 2003 to purchase any and all of its outstanding $550 million aggregate principal amount of Notes, as well as the related consent solicitation. The tender offer and consent solicitation are being made upon the terms and subject to the conditions set forth in the Company's Offer to Purchase and Consent Solicitation Statement dated June 23, 2003 (the "Offer to Purchase").

        Notes tendered prior to the Consent Time may no longer be withdrawn and the related consents may not be revoked, except in limited circumstances described in the Offer to Purchase. Accordingly, PCA and the trustee under the indenture intend to promptly execute and deliver a supplemental indenture containing the proposed amendments. As more fully described in the Offer to Purchase, the proposed amendments will eliminate substantially all restrictive covenants and certain event of default provisions. The proposed amendments will not become operative, however, unless and until PCA accepts the Notes for purchase in accordance with the terms and subject to the conditions set forth in the Offer to Purchase. If the proposed amendments become operative, holders of all the Notes then outstanding will be bound thereby.

        A consent payment of $20 per $1,000 principal amount of the Notes (the "Consent Payment") will be paid only to holders of Notes who validly tendered such Notes prior to the Consent Time, if and only if PCA accepts for payment Notes tendered in the tender offer. Holders whose valid tenders are received after 5:00 p.m., New York City time, on the Consent Time, but prior to the expiration of the tender offer, which is midnight, New York City time, on July 21, 2003, will receive only the tender offer consideration, but not the Consent Payment.

        This announcement is not an offer to purchase, nor a solicitation of an offer to purchase, or solicitation of tenders or consents with respect to, any Notes. The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase and related Consent and Letter of Transmittal.

        Packaging Corporation of America has retained Morgan Stanley and Goldman Sachs to serve as Dealer Managers and Georgeson Shareholder Communications to serve as Information Agent for the tender offer and consent solicitation. Requests for documents may be directed to Georgeson Shareholder Communications by telephone at (800) 248-3170 (toll free) or in writing at 17 State Street, 10th Floor, New York, NY 10004. Questions regarding the tender offer and consent solicitation should be directed to Morgan Stanley at (800) 624-1808 (toll free) or (212) 761-1123 (collect), attention: Jeff Kelly or to Goldman Sachs at (877) 686-5059 (toll free) or (212) 357-5680 (collect), attention: Liability Management Group.

        PCA is the sixth largest producer of containerboard and corrugated packaging products in the United States with sales of $1.7 billion in 2002. PCA operates four paper mills and 65 corrugated product plants in 25 states across the country.

CONTACT:

Barbara Sessions
Packaging Corporation of America
INVESTOR RELATIONS: (877) 454-2509
PCA's Website: www.packagingcorp.com

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  Exhibit 20.1